MUTUAL FUNDS SERIES TRUST

80 ArkayDrive.

Hauppauge, New York 11788

Erik Naviloff

Treasurer

Direct Telephone: (631) 470-2652

E-mail:erikn@geminifund.com

March 5, 2013

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Chad Eskildsen, Senior Attorney

(202) 551-6951

RE:

The Catalyst Funds, AmericaFirst Funds, Listed Private Equity; Mutual Fund Series Trust (the “Registrant” or the “Funds” or individually a “Fund”)

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to the undersigned Treasurer of the Trust on January 24, 2013 with respect to the above-referenced Funds.  Your comments are set forth below, and each is followed by the Registrant’s response.

SMH Total Return /Listed Private Equity

Comment :

These Funds held Business Development Companies (“BDC’s”) securities, the expense of which was not included in the Fees and Expenses Table in the Funds’ Prospectus dated November 1, 2011.  Did the Registrant conduct an analysis related to this disclosure?

Response:

The Trustees were informed of this issue at the February 27, 2013 Board meeting and the Trustees instructed Fund counsel, working with the current fund accounting provider, to conduct an analysis. Counsel will discuss the results with the Trustees within the next thirty days.  Each Prospectus is subjected to multiple reviews prior to filing, including a review by the investment adviser, the auditor, Fund counsel, and the CFO and CEO, and the Registrant relied in particular on the fact that the auditor reviews and regularly comments on the fee tables.  Despite these controls, the former fund accounting provider’s failure to recognize the BDC expense was not discovered. Therefore, the officers of the Registrant have determined to revise the Registrant’s Disclosure Controls and Procedures (“DCAP”) to require that each definitive Prospectus be submitted to the Registrants’ auditors prior to its effective date, for the specific purpose of reviewing the Fees and Expenses Table for accuracy.  The officers will submit the revised DCAP to the Trustees at the next quarterly meeting, and obtain any necessary pre-approvals for the auditors’ services from the Audit Committee.   The Trustees have also instructed the Registrant’s administrator to immediately implement a written production schedule for each annual update of a Fund’s Prospectus and Statement of Additional Information (“SAI”) that identifies each major step in the process (including review of the Prospectus/SAI by the investment adviser, the Registrant’s CEO and CFO, Fund counsel and the auditors), the persons responsible for each aspect of the update, and the deadline for completing each step.  The Trustees believe that a more formal approach to the process will greatly reduce the possibility of errors.  The production schedule template will be presented to the Trustees at the next regular meeting of the Board.

Listed Private Equity, Catalyst Value and Catalyst Strategic Value N-CSR dated 6/30/2012

Comment :	These Funds participate in securities lending. The market value for the securities loaned should be stated separately in each Fund’s Statement of Assets and Liabilities in the Fund’s N-CSR filing.
Response:

The Registrant accepts the Staff’s comment and in future filings the Registrant will separately show the market value of the securities loaned  in the applicable Fund’s Statement of Assets and Liabilities

AmericaFirst Funds N-CSR dated 6/30/2012

Comment :

The Defensive Growth Fund’s estimated fees and expenses in the Fund’s November 1, 2011 prospectus differed significantly from the actual fees and expenses shown in the Fund’s June 30, 2012 Annual report, primarily due to interest and dividend expenses. There was no sticker to the prospectus disclosing the difference.  Did the Registrant conduct an analysis related to this disclosure?

Response:

The Trustees were informed of this issue at the February 27, 2013 Board meeting, and the Trustees instructed Fund counsel, working with the current fund accounting provider, to conduct an  analysis.  Fund counsel will discuss the results with the Trustees within the next thirty days.  Although not specifically required by Form N-1A, we agree that it may be appropriate in certain circumstances to update a Fees and Expenses Table prior to the annual update even though the information is provided to shareholders via the financial reports. Therefore, the Trustees have instructed the officers of the Registrant to immediately implement revised procedures that require a review of the Fees and Expenses Table of each Fund’s prospectus upon completion of its annual and semi-annual reports.  This will ensure that disclosure related to fees and expenses, whether based on estimated fees and expenses or the actual fees and expenses of the previous year, are promptly updated in the event the disclosure in the then current prospectus varies materially from the most current information.  These procedures will be reflected in the revised DCAP.

The Board of Trustees and the officers of the Trust would like to convey to you their appreciation for bringing these items to their attention.  Although the Registrant believes that its current provider of fund accounting services has a stronger system of controls than the previous provider, the new procedures that will be implemented at the instruction of the Trustees can only further enhance the Registrant’s DCAP.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2652 if you require any further information.

Sincerely,

/s/ Erik Naviloff

Treasurer

Mutual Fund Series Trust